Exhibit 99.2

TITAN MEDICAL INC.

SHARE UNIT PLAN

ARTICLE 1
RECITALS

1.1	Purpose. Titan Medical Inc. (together with any successor thereto, the “Corporation”) wishes to establish this Titan Medical Inc. Share Unit Plan (the “Plan”) in order to:
(a)	encourage selected Eligible Employees and Service Providers of the Corporation and its Affiliates to:
(i)	acquire a proprietary interest in the growth and performance of the Corporation,
(ii)	generate an increased incentive to contribute to the Corporation’s future success and prosperity, and
(iii)	align the interests of such Eligible Employees and Service Providers with the Corporation’s long-term strategy and with the interests of the Corporation’s shareholders, and
(b)
enhance the ability of the Corporation and its Affiliates to attract and retain exceptionally qualified individuals upon whom, in large measure, the sustained progress, growth and profitability of the Corporation depend.

ARTICLE 2
DEFINITIONS

2.1	Definitions. As used in the Plan, the following terms shall have the meanings set forth below:
(a)
“Affiliate” means: (i) any entity that, directly or through one or more intermediaries, is controlled by the Corporation and (ii) any entity in which the Corporation has a significant equity interest, as determined by the Board.

(b)
“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter.  Applicable Law also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Governmental Body having jurisdiction, or charged with its administration or interpretation.

(c)
“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which the Corporation is required by law to withhold from any amounts to be paid or credited hereunder.

(d)	“Award” means any award of Restricted Share Units or Performance Share Units granted under the Plan.
(e)
“Award Agreement” means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Corporation as evidencing any Award granted under the Plan.

(f)
“Award Date” means in respect of: (i) RSUs awarded to a Non-Employee Director, unless otherwise determined by the Board, the date of the Award Agreement; or (ii) Dividend RSUs awarded to a Non-Employee Director in accordance with Section 4.5, the next Business Day following the applicable dividend payment date.

(g)	“Board” means the board of directors of the Corporation as constituted from time to time.
(h)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, Ontario are not authorized or obligated by law to close.
(i)
“Cash Compensation” means the portion of a Non-Employee Director’s compensation that has been determined by the Board to be payable in cash unless the Non-Employee Director makes an election to receive it in RSUs, which election shall be substantially in the form attached hereto as Schedule B for Non-U.S. Participants or Schedule C for U.S. Participants.

(j)
“Cause”, with respect to a Participant shall, if such Participant has entered into a written employment agreement with the Corporation or an Affiliate that is in force and contains a definition of “Cause”, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause will have the following meaning, provided that the existence of Cause shall be determined in good faith by the Board or a designee of the Board:

(i)
misconduct which constitutes a material breach of any of the Participant’s obligations to the Corporation, or an Affiliate, including any material obligations set forth in any written agreement governing the terms of the Participant’s employment and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Corporation, or an Affiliate;

(iii)
breach of his or her fiduciary duties to the Corporation, or an Affiliate, or misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Corporation, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant;

(iv)	indictment or entering of a guilty plea for any indictable offence or felony or an analogous offence under the laws of another jurisdiction;
(v)
refusal or failure to attempt in good faith to follow or carry out the reasonable instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board; or

(vi)	any other act or omission of the Participant that would at law permit an employer to, without notice or payment in lieu of notice, terminate the employment of such Participant.

Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Award Agreement, “Cause” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Award Agreement shall govern and supersede any alternative definition of Cause in any applicable employment agreement to the extent of any inconsistencies between such definitions.

(k)	“Change of Control” means any occurrence of the following events:
(i)
the completion of a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with any subsidiary);

(ii)	the acquisition of all or substantially all of the outstanding common shares of the Corporation pursuant to a take-over bid;
(iii)	the sale of all or substantially all of the assets of the Corporation; or
(iv)	any other acquisition of the business of the Corporation as determined by the Board.
(l)	“Change of Control Termination” means, provided in each case such event occurs within eighteen (18) months following a Change of Control without the Participant’s consent:
(i)	any termination by the Corporation of the employment of a Participant, as a result of a Change of Control;

(ii)
any requirement by the Corporation or by any applicable Affiliate that the Participant’s principal office be relocated more than 100 kilometers (or 60 miles as applicable) away from where it was prior to a Change of Control;

(iii)
any change in the Participant’s title, reporting relationship, responsibilities or authority as in effect immediately prior to any Change of Control which adversely affects to a material degree the Participant’s role in the management of the Corporation or of any Affiliate, as applicable;

(iv)
any material reduction in value of the Participant’s compensation including, but not limited to, salary and any pension plan, stock option plan, investment plan, profit sharing plan, savings plan, bonus plan or life insurance, medical plans or disability plans or other employee benefit plan provided by the Corporation (or by any Affiliate if applicable) to and in which the Participant is participating or under which the Participant is covered, all as in effect immediately prior to any Change of Control; or

(v)
the assignment to the Participant, following a Change of Control of any significant, ongoing duties which are inconsistent with the Participant’s skills, position (including status, offices, titles and reporting requirements), authority, duties or responsibilities prior to the Change of Control, or any other action by the Corporation or by any applicable Affiliate which results in substantial diminution in such position.

(m)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.
(n)
“Committee” means the Human Resources or Compensation Committee of the Board or any other committee comprising either the Board or such members or committee(s) of the Board as may be designated by the Board.

(o)	“Director Election Form for U.S. Participants” means a notice substantially in the form set out as Schedule C, as amended by the Committee from time to time.
(p)	“Disability” in relation to a Participant means qualification for long-term disability benefits under the long-term disability plan of the Corporation or of an Affiliate.
(q)	“Dividend RSUs” means a further right to acquire a fully-paid and non-assessable Share granted in accordance with Section 4.5.
(r)
“Eligible Employee” means a regular full-time or part-time employee of the Corporation or of an Affiliate of the Corporation, including an officer or Non-Employee Director, and may at the discretion of the Committee include an employee who is on leave of absence from the Corporation, but does not include a probationary employee, a temporary full-time or part-time employee.

(s)
“Exercise Date” means (i) for a non-U.S. Participant, the date or dates specified by such Participant in a Notice of Exercise which shall not be later than the Exercise Deadline, (ii) for a non-U.S. Participant, in the event of the death of the Participant prior to the Participant otherwise ceasing to hold all positions with the Corporation and its Affiliates, the date of death of the Participant, and (iii) for a U.S. Participant, the permissible payment dates or events specified in the Director Election Form for U.S. Participants, or as specified in Schedule A if a Director Election Form for U.S. Participants has not been executed.

(t)	“Exercise Deadline” means five (5) years from the Award Date, such earlier date as contemplated in Section 6.5, or such other date as determined by the Board or Committee.
(u)
“Fair Market Value” on a particular date shall mean the closing price of the Shares on that date as reported on the TSX or Nasdaq, as applicable, or if the TSX or Nasdaq, as applicable, is not open on such date, the immediately preceding date on which the applicable stock exchange is open.  If the Shares are not listed and posted for trading on the applicable stock exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith.

(v)	“Forfeiture Date” means the date, as determined by the Committee in its discretion, on which a Participant:
(i)	resigns from employment with the Corporation or with an Affiliate as contemplated in Section 6.1;
(ii)	is terminated for Cause as contemplated in Section 6.2; or
(iii)
is terminated by the Corporation or by a Subsidiary without Cause as contemplated in Section 6.3 (not taking into account any period of notice or pay in lieu of notice which follows the Participant’s last day of actual and active employment).

(w)
“Governmental Body” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law-making entity, rule-making entity, or regulation-making entity having or purporting to have jurisdiction on behalf of any nation or state or province or other subdivision thereof including any municipality or district or county.

(x)	“Grant Date” means the date on which an Award is granted pursuant to the Plan.
(y)
“Insider” means (i) an insider of the Corporation, as defined in the Securities Act (Ontario) other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and (ii) an associate of any person who is an insider by virtue of (i) above;

(z)	“Market Shares” mean Shares purchased in the open market on the TSX, Nasdaq, or on any other securities exchange where Shares are traded.

(aa)	“Nasdaq” means the NASDAQ Stock Market LLC or any successor thereto.
(bb)	“Non-Employee Director” means a member of the Board that is not a full-time or part-time employee of the Corporation.
(cc)	“Notice of Exercise” means a notice substantially in the form set out as Schedule D, as amended by the Committee from time to time.
(dd)	“Participant” means an Eligible Employee or Service Provider designated to be granted an Award under the Plan.
(ee)
“Payment Value” means the value of an Award on the Vesting Date, which shall be calculated using a formula determined by the Committee at the time of grant based on either (i) the Fair Market Value of one Share as of the day immediately preceding the Vesting Date multiplied by the number of Share Units held by the Participants on the Vesting Date, or (ii) an average of the Fair Market Value of one Share over a specified number of days prior to the Vesting Date multiplied by the number of Share Units held by the Participant on the Vesting Date.

(ff)
“Performance Criteria” means any quantitative and/or qualitative measures, as determined by the Committee, which may be used to measure the level of performance of the Corporation, any applicable Affiliate or any individual Participant during a Vesting Period, and may include arrangements under which the grant, issuance, retention, vesting and/or transferability of any applicable Award is subject to such criteria and such additional conditions or terms as may be designated by the Committee.

(gg)	“Performance Multiplier” has the meaning described in Section 5.2(c).
(hh)	“Performance Share Unit” or “PSU” means any right granted under this Plan which is subject to inter alia, a Vesting Period and Performance Criteria.
(ii)
“Person” means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning.

(jj)	“Restricted Share Unit” or “RSU” means any right granted under this Plan which is subject to, inter alia, a Vesting Period.
(kk)
“Retirement” means the retirement of a Participant from the employ of the Corporation or any Affiliate whereupon the Participant does not take up full-time employment with any other employer so long as the Participant is the holder of any outstanding Award, provided that in all cases, Retirement of a Participant will not be deemed to have occurred unless the Participant is at least 65 years of age at the time of Retirement.

(ll)
“Service Provider” means any person engaged by the Corporation or by any Affiliate of the Corporation to provide services (i) where the person is in the United States, on a continuous basis for an initial, renewable or extended period of twelve months or more and, in the United States, shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act, or (ii) where the person is outside the United States, the said person meets the definition of a “consultant” as such term is defined in National Instrument 45-106 - Prospectus Exemptions; provided that such person is a natural person, provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(mm)
“Share Compensation Arrangement” means any stock option performance share unit, restricted share unit, stock option plan, share unit plan, long-term or short-term incentive plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a purchase of Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise.

(nn)
“Shares” mean the common shares of the Corporation and such other securities as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to the provisions of Article 4 of the Plan.

(oo)	“Share Units” mean, collectively, Performance Share Units and Restricted Share Units.
(pp)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.
(qq)	“Trading Day” means any day on which the TSX or Nasdaq is open for business.
(rr)	“TSX” means the Toronto Stock Exchange or any successor thereto.
(ss)	“U.S. Participant” means a current or former Non-Employee Director who is a United States citizen or resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code.
(tt)	“Vesting Date” means the last Trading Day of the Vesting Period determined in accordance with Sections 5.2(a), 5.2(b) and 5.2(c).
(uu)
“Vesting Period” means any period as determined by the Committee, during which period the Participant who is the beneficiary of an Award must remain continuously employed by the Corporation or by any Affiliate, unless otherwise provided for in this Plan.  A Participant will be considered employed by the Corporation or an Affiliate only up until the Participant’s last day of actual and active employment with the Corporation or Affiliate, not including any notice period.  For greater certainty, no period of notice of termination or pay in lieu thereof that is given (or that ought to have been given) in respect of any termination of employment will be considered as extending a Participant’s period of employment for the purpose of determining his or her entitlements under this Plan. In case of doubt as to an individual’s status as an Eligible Employee or Service Provider during the Vesting Period, the determination of the Committee shall be final.

2.2	Extended Meanings. In this Plan, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders and vice versa.
2.3
Calculation of Time Periods.  In this Agreement, except as otherwise expressly provided, when calculating the period of time within which or following which any act is to be done or step taken, such period will exclude the first day referenced in the period and include the last day referenced in the period and if the last day of the period is not a Trading Day, the period in question will end on the next Trading Day.

2.4
Headings.  The division of this Plan into articles, sections, and subsections, and the use of headings, is for convenience of reference only and will not modify or affect the interpretation or construction of this Agreement.

2.5	Use of the word Including. The word “includes” or “including” shall mean “includes without limitation” or “including without limitation”, respectively.

ARTICLE 3
ADMINISTRATION

3.1
Committee to Interpret Plan. Except as otherwise provided herein, the Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for implementing the terms of the Plan as it may deem appropriate. The Committee shall have the ability to modify the Plan provisions, to the extent necessary, or delegate such authority, to accommodate any changes in Applicable Law in jurisdictions in which Participants will receive Awards.

3.2	Power of the Committee. Subject to the terms of the Plan and Applicable Law, the Committee shall have full power and authority to:
(a)	designate Participants;
(b)	determine the type or types of Awards to be granted to each Participant under the Plan;
(c)	determine the number of Share Units to be covered by Awards (or to determine whether any payments, rights, or other matters are to be calculated in connection with Awards);
(d)	determine the terms and conditions of any Award;

(e)
determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Market Shares, other securities or other Awards, or cancelled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended;

(f)	determine any acceleration of exercisability or vesting, or waiver of termination or forfeiture regarding any Share Unit, based on such factors as the Committee may determine;
(g)
determine whether, to what extent, and under what circumstances cash, Market Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee;

(h)	interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan;
(i)	establish, amend, suspend, or waive such rules and guidelines;
(j)	appoint such agents as it shall deem appropriate for the proper administration of the Plan;
(k)	make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and
(l)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.
3.3	Procedure. The following shall be the process for the granting of Awards:
(a)	the Board shall have the sole power, prerogative and authority to grant Share Units to Participants;
(b)
the Committee shall be responsible for recommending any grant of Share Units, and shall do so by making a written proposal to the Board at a regularly scheduled Board meeting, setting out the following:

(i)	the name of the Participants,
(ii)	with respect to each grant of Share Units,
(A)	the number allocated,
(B)	the proposed Grant Date,

(C)	the Performance Criteria and Performance Multiplier (only with respect to grants of Performance Share Units),
(D)	the Vesting Period and the Vesting Date,
(E)	the Exercise Date and Exercise Deadline (only with respect to grants of Restricted Share Units and Dividend Restricted Share Units to Non-Employee Directors),
(F)	the formula for calculating the Payment Value, and
(G)	any other applicable restrictions, which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise, as the Committee may deem appropriate;
(c)
if there is no undisclosed material information regarding the Corporation at the meeting at which the grants are approved, the date of such meeting shall be considered the Grant Date; if there is undisclosed material information at such meeting, the Grant Date shall be the second Trading Day after the disclosure by the Corporation of such information; and

(d)
the administrative processing of the grants shall be completed in not more than four (4) Trading Days from the date of the report referred to in subclause 3.3(d) above, including the issuance to Participants of a notice indicating at least all of the information referred to in sub-clause 3.3(b)(ii) above.

3.4
Administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Corporation, any Affiliate, any Participant, any holder or beneficiary of any Award, any shareholder, and any employee of the Corporation or of any Affiliate.

3.5	Number of Shares to be issued under the Plan. Under the Plan and all of the other Share Compensation Plans:
(a)	the maximum number of Shares issuable pursuant to outstanding Share Units and all other Share Compensation Arrangements, shall not exceed 15% of the Shares outstanding from time to time;
(b)
the number of Shares of the Corporation that may be issued to any single Participant and his, her or its associates within any one-year period may not exceed 5% of the issued and outstanding securities of the Corporation;

(c)	the number of Shares of the Corporation that may be issuable to any single Participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Corporation;

(d)	the number of Shares of the Corporation issuable to Insiders, at any time, under all Share Compensation Arrangements, cannot exceed 15% of the issued and outstanding securities of the Corporation; and
(e)
the number of Shares of the Corporation issued to Insiders, within any one year period, under all Share Compensation Arrangements, cannot exceed 15% of the issued and outstanding securities of the Corporation.

ARTICLE 4
ADJUSTMENT OF AWARDS

4.1
Adjustments for Awards. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transaction or event or otherwise affects the Shares, then the Committee shall adjust the following in a manner that is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan:

(a)	the number and type of Share Units subject to outstanding Awards;
(b)	the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and
(c)	other value determinations applicable to outstanding Awards;

provided, however, that the number of Performance Share Units or Restricted Share Units, as applicable, subject to any Award shall always be a whole number.

4.2
Adjustments of Awards Upon Certain Acquisitions. In the event the Corporation or any Affiliate shall assume outstanding employee compensation awards or the right or obligation to make such future compensation awards in connection with the acquisition of another business or another corporation or business entity, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed obligations and the Awards granted under the Plan as so adjusted.

4.3
Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Corporation, any Affiliate, or the financial statements of the Corporation or any Affiliate, or of changes in Applicable Law, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan.

4.4
Treatment of Dividends.  Notwithstanding any provision of Section 4.1 above, dividends declared by the Corporation, if any, shall be treated as if they had been invested in purchasing additional Restricted Share Units or Performance Share Units, as applicable, which shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Shares used in calculating the Award of Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (b) the Fair Market Value for the trading date immediately following the relevant dividend record date, with fractions computed to three decimal places.

4.5
Dividend Share Units. Notwithstanding Section 4.4, when dividends (other than stock dividends) are paid on Shares prior to the Exercise Date in respect of Share Units granted to a Participant who is a Non-Employee Director, Dividend RSUs will be automatically granted to each Non-Employee Director who holds Share Units on the record date for such dividends. The number of such Dividend RSUs (rounded down to the nearest whole Dividend RSU) to be credited on the Award Date shall be determined by multiplying the aggregate number of Share Units held by the Non-Employee Director on the relevant dividend record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Fair Market Value of the Shares on the dividend payment date.

ARTICLE 5
AWARDS

5.1
Evidence of Share Units. Any Share Units granted under the Plan will be evidenced by an Award Agreement between the Corporation and the Participant, which agreement will contain terms and conditions consistent with the Plan and as approved by the Board.

5.2	Vesting and Performance Metric.
(a)
For RSUs, other than RSUs granted to Non-Employee Directors, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third (3rd) anniversary of the Grant Date.  Vesting for RSUs is based solely on a Participant’s continued employment with the Corporation or Affiliate throughout the Vesting Period.

(b)
For RSUs granted to Non-Employee Directors in lieu of Cash Compensation, RSUs and related Dividend RSUs shall vest immediately as at each applicable Award Date. For all other RSUs and Dividend RSUs granted to Non-Employee Directors, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be the earlier of the Corporation’s next Annual General Meeting following the Grant Date of the RSUs, or the first (1st) year anniversary from the Grant Date of the RSUs.

(c)
For PSUs, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third (3rd) anniversary of the Grant Date.  Each Award Agreement will describe the Performance Criteria that must be achieved for such PSUs to vest as of the end of the Vesting Period, provided the Participant is continuously employed by or in service with the Corporation or any of its Affiliates from the Grant Date until such Vesting Date.  The Award Agreement may provide that the number of Shares that each PSU entitles the Participant to, being one Share, will be multiplied by a factor (the “Performance Multiplier”) such that each PSU will entitle the Participant to more than or less than one Share.  The number of PSUs that will vest as of the end of the Vesting Period will be:

(i)	the number of PSUs allocated, subject to meeting the Performance Criteria, or
(ii)	if a Performance Multiplier is used, the number of PSUs allocated, subject to meeting the Performance Criteria, multiplied by the Performance Multiplier.
5.3
Awards may be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award or any compensation award granted under any other plan of the Corporation or of any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with compensation awards granted under any other plan of the Corporation or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or obligations.

5.4
Payment under Awards. Except as provided in the Award Agreement or any other provision of this Plan, all of the vested Share Units covered by a particular grant and any related Share Units credited pursuant to Section 4.4 will be settled on the first Business Day following the Vesting Date for the Payment Value, but in no event later than December 31 of the third calendar year following the year in which the Grant Date in respect of the Share Units occurred.  Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the settlement of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Market Shares, Shares issued from treasury other securities or other Awards, or any combination thereof, and may be made in a single payment or transfer.

5.5
Payment under Awards for Non-Employee Directors. Notwithstanding any other provision of the Award Agreement or any other provision of this Plan, no Award and no right under any such Award to Non-Employee Directors shall be settled in part or in whole by cash, Market Shares, other securities or any combination thereof. For greater certainty, no Share Units settled in favour of a Non-Employee Director may be made in any form other than Shares issued from treasury.

5.6
Limits on Transfer of Awards. Except as provided by the Committee, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable, during the Participant’s lifetime, only by the Participant or, if permissible under Applicable Law, by the Participant’s guardian or legal representative. No Award, and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate.

5.7
Conditions and Restrictions Upon the Share Units Subject to Awards. The Committee may provide that any Share Units which are subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Notwithstanding the provisions of this Section 5.7 or any other provisions of the Plan, any and all Performance Share Units or Restricted Share Units, as applicable, subject to or issued under an Award other than Share Units awarded to Non-Employee Directors must be settled and paid by December 31 of the third calendar year of the year following the year in which the services giving rise to the award were rendered.  In addition, all Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

ARTICLE 6
TERMINATION OF EMPLOYMENT; CHANGE OF CONTROL

6.1
Voluntary Resignation of the Participant. If a Participant resigns from employment with the Corporation or with an Affiliate (other than as a result of a Change of Control Termination, Retirement, death or Disability), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards.  All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan.

6.2
Termination for Cause. If the employment of a Participant with the Corporation or with an Affiliate is terminated for Cause (other than as a result of a Change of Control Termination), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards.  All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan.

6.3
Termination Without Cause. If the employment of a Participant with the Corporation or with an Affiliate is terminated without Cause (other than as a result of a Change of Control Termination), any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, any accelerated vesting will be determined by the Committee and may vary depending on the specific nature of the performance-based vesting condition and the proration of the unvested PSUs.

6.4
Change of Control Termination. If the employment of a Participant with the Corporation or with an Affiliate is affected by a Change of Control Termination, all unvested Awards shall vest immediately upon the Change of Control Termination and the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of Change of Control Termination, provided however that the Participant shall have the option of exercising his or her rights under the Awards at any later date in the calendar year in which the Change of Control Termination occurs, subject to Applicable Law.  For the purposes of this paragraph, all Performance Criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date.

6.5
Change of Control. The Corporation shall have the power in the event of a Change of Control to make such arrangements as it shall deem appropriate for the settlement of outstanding RSUs, including the acceleration of the Exercise Deadline in respect of RSUs granted to Non-Employee Directors who are not U.S. Participants to a date prior to or on the date of the Change of Control.

6.6	Death, Disability or Retirement.
(a)
Death.  If a Participant dies before all or a portion of such Awards have vested, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such deceased Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met.  The Committee will be under no obligation to perform its obligations pursuant to the provisions of this Section 6.6(a) until the Committee receives satisfactory evidence of the Participant’s death from the authorized legal representative of the deceased Participant.

(b)
Disability or Retirement.  If a Participant ceases to be an Eligible Employee or Service Provider of the Corporation or an Affiliate due to Retirement or Disability, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met.

6.7
Discretion with Respect to Unvested Award.  Notwithstanding any provision of this Article 6, the Committee, in its sole discretion, may approve the vesting or settlement of any unvested Awards which result from any activities described in Sections 6.1, 6.2, 6.3, 6.4, 6.5 or 6.6 above.  Settlement of any Payment Value resulting from the exercise of any rights referenced in this ARTICLE 6 may be made in cash, Market Shares, Shares issued from treasury or other securities pursuant to the provisions of the applicable Award Agreement or pursuant to any other agreement, written or otherwise, as applicable.

ARTICLE 7
AMENDMENT AND TERMINATION OF PLAN

7.1	Amendment and Termination of the Plan. Except to the extent prohibited by Applicable Law and unless otherwise expressly provided in an Award Agreement or in the Plan:
(a)
Amendments to the Plan. The Committee may amend, alter, suspend, discontinue, or terminate the Plan, in whole or in part; provided, however, that if shareholder approval is required by Applicable Law or by regulation or rule of the TSX or Nasdaq, no material amendment shall be made without the prior approval of the Corporation’s shareholders.

(b)
Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant’s consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either: (i) is required or advisable in order for the Corporation, the Plan or the Award to satisfy or conform to any Applicable Law or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award.

(c)
No such amendment to the Plan shall cause the Plan to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act or any successor to such provision.

ARTICLE 8
GENERAL PROVISIONS

8.1
No Rights to Awards.  No Eligible Employee, Service Provider, Participant or other Person shall have any claim to be granted any Award under the Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Eligible Employees, Service Providers, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

8.2
No Voting Rights.  Under no circumstances shall Awards of Share Units entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of receiving Share Units pursuant to an Award.

8.3	Withholding.
(a)
So as to ensure that the Corporation or any Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or other law relating to the withholding of tax or other required deductions (including on the amount, if any, includable in the income of an Eligible Employee or Service Provider) the Corporation or any Affiliate, as applicable, may withhold or cause to be withheld from any amount payable to an Eligible Employee or Service Provider under this Plan as may be necessary to permit the Corporation or any such Affiliate, as applicable, to so comply (the “Applicable Withholding Taxes”).

(b)
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

(c)
Notwithstanding any other provision contained herein, a Participant shall be responsible for all Applicable Withholding Taxes resulting from his or her receipt of Share Units, Shares or other property pursuant to this Plan. For greater certainty, unless not required under the Tax Act or any other applicable law, no Share Units will be settled until:

(i)
an amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of Share Units has been received by the Corporation (or withheld by the Corporation from any other remuneration owed to the Participant);

(ii)
the Participant has authorized the Corporation, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Corporation determines, a portion of the Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; or

(iii)	the Participant has made other arrangements acceptable to the Corporation to fund the Applicable Withholding Taxes.
8.4
No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases.

8.5
No Right to Employment. The grant of an Award shall be construed as giving a Participant the right to be retained in the employ of the Corporation or any Affiliate. Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

8.6
Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflict of law.

8.7
Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or under any Applicable Law, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to such law, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Applicable Law, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

8.8
No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.

8.9
No Fractional Market Shares. No fractional Market Shares shall be delivered pursuant to the Plan or any Award.  Any fractional Market Shares which would otherwise be delivered pursuant to the Plan or any Award will be settled in cash.

8.10
No Representations or Covenants with Respect to Tax Qualification. Although the Corporation may endeavour to: (i) qualify an Award for favourable Canadian or foreign tax treatment or (ii) avoid adverse tax treatment, the Corporation makes no representation to that effect and expressly disavows any covenant to maintain favourable or avoid unfavourable tax treatment. The Corporation shall be unconstrained in its corporate activities without regard to the any potential negative tax affects to holders of Awards under the Plan.

8.11
Awards to Foreign Employees. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which employees who are located in a country other than Canada and the United States shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify: (i) rights on death, disability or retirement or on termination of employment; (ii) available methods of exercise or settlement of an award; (iii) payment of income, social insurance contributions and payroll taxes; (iv) the withholding procedures and handling of any indicia of ownership which vary with national or local requirements of foreign jurisdictions. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.  The rules set forth in Schedule A to this Plan apply to any Participant who is a U.S. Taxpayer (as defined therein) and form a part of this Plan.

8.12
Compliance with Laws. The granting of Awards under the Plan shall be subject to: (i) all Applicable Laws, (ii) such approvals by all applicable Governmental Bodies, or (iii) such approvals by the TSX or any other applicable stock exchange on which the securities of the Corporation are listed, as may be required. The Corporation shall have no obligation to provide Awards of Share Units under the Plan prior to:

(a)	obtaining any approvals from all Governmental Bodies that the Corporation determines in its sole discretion are necessary or advisable; and
(b)
completion of any registration or other qualification of the Share Units (if applicable) under all Applicable Laws or all of the rulings of all applicable Governmental Bodies that the Corporation determines in its sole discretion to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Corporation to obtain or maintain authority from any Governmental Body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any Share Units under the Plan shall relieve the Corporation of any liability in respect of the failure to issue or sell such Share Units as to which such requisite authority shall not have been obtained.

ARTICLE 9
EFFECTIVE DATE OF THE PLAN, TERM

9.1
Effective Date of the Plan, Term. This amended and restated Plan incorporates a prior version of this Plan (“Prior Plan”) that became effective upon approval by shareholders of the Corporation on May 29, 2019 and certain amendments to the Prior Plan approved by the Board on February 16, 2021.

SCHEDULE A

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this Schedule A apply to Share Units held by a U.S. Taxpayer (as defined below, and which includes U.S. Participants as defined in the Plan) to the extent such Share Units are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule A and not defined herein, shall have the meaning attributed to them in the Plan.

“Change of Control” has the meaning ascribed to it in Section 2.1(k) of the Plan, provided that such occurrence also meets the definition of “change in control event” within the meaning of Section 409A.

“Change in Control Termination” means, provided in each case such event occurs within eighteen (18) months following a Change of Control (as defined in this Schedule A) without the U.S. Taxpayer’s consent: (i) a termination of the employment of a U.S. Taxpayer (other than a Non-Employee Director) by the Corporation without Cause; or (ii) a U.S. Taxpayer (other than a Non-Employee Director) terminates his or her employment as a result of reasons specified in subsections (ii) through (v) of Section 2.1(l) of the Plan, provided that in each case such termination of employment constitutes a Separation from Service.

“Section 409A” means Section 409A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder.

“Separation from Service” means separation from service as defined under Section 409A and applicable regulations and guidance.

 “U.S. Taxpayer” shall mean any person who is a U.S. citizen, U.S. permanent resident, or other person who has been granted or is eligible to be granted a Share Unit under the Plan that is otherwise subject to U.S. taxation.

1.            Time of Settlement of Share Units for U.S. Taxpayers Other Than Non-Employee Directors.  Nothing in Section 6.3, Section 6.6, or Section 6.7 of the Plan shall result in the acceleration of payment/settlement of Awards.  Awards other than Share Units awarded to Non-Employee Directors will be settled in accordance with Section 5.4 of the Plan on the first Business Day following the Vesting Date set forth in the applicable Award Agreement or determined by application of Sections 5.2(a), (b) or (c) of the Plan to the extent applicable, or if earlier, upon such U.S. Taxpayer’s Change in Control Termination (as defined in this Schedule A).

2.            Time of Settlement of Share Units of Non-Employee Directors.  The Board may decide that a portion of annual director fees will be paid in Share Units (the “Non-Elective Share Units”), and a portion will be paid in cash (the “Cash Compensation”), provided that the Board may permit the director to elect instead to receive some or all of their Cash Compensation in Share Units (the “Elective Share Units”).  Share Units awarded to Non-Employee Directors will be redeemed by the Corporation on the date specified in the applicable Director Election Form for U.S. Participants, or if no such form has been executed, on the earliest of the Non-Employee Director’s death, Separation from Service and (i) for Non-Elective Share Units, the calendar year immediately following the year in which the Non-Elective Share Units become vested, and (ii) for Elective Share Units, the second calendar year beginning after the year in which the Elective Share Units were earned.

3.            Change in Control Termination.  For purposes of this Schedule A, Section 6.4 of the Plan is replaced in its entirety with the following:

6.4            Change of Control Termination. If a U.S. Taxpayer (as defined in Schedule A) other than a Non-Employee Director experiences a Change in Control Termination (as defined in Schedule A), all unvested Awards shall vest immediately upon such Change in Control Termination.  In such case the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of such Change in Control Termination, and settlement of Share Units will occur as soon as administratively feasible thereafter, but in all cases by the end of the calendar year in which the Change in Control Termination occurred, or, if later, by the date that is two and one-half (2 ½) months following the date the Change in Control Termination occurred.  For the purposes of this paragraph, all Performance Criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date.

4.            Specified Employees.  Notwithstanding anything to the contrary in the Plan and this Schedule A, if  a U.S. Taxpayer is entitled to settlement/payment with respect to his Share Units as a result of his Separation from Service, and if he is determined to be a “specified employee” (as determined under Section 409A, in accordance with the Corporation’s policies) at the time of the Separation from Service,  then settlement of the Award shall not occur until the date that is six (6) months following his or her Separation from Service.

5.            For the avoidance of doubt, where settlement with respect to Share Units is to occur upon a specified date (such as the Vesting Date) or upon the U.S. Taxpayer’s Separation from Service, settlement will be considered timely for purposes of Section 409A if it made no later than December 31st of the calendar year in which such specified date or Separation from Service occurs, or, if later, the date that is two and one-half (2 ½) months following the specified date or date of Separation from Service.  Where settlement/payment is to occur upon the death of the U.S. Taxpayer, settlement payment will be considered as timely for purposes of Section 409A if it is made no later than December 31st of the year following the year in which the death occurs or within the period otherwise permitted under Section 409A.

6.            Notwithstanding Sections 5.6 and 6.6 of the Plan, the exercise of the Committee’s discretion will not result in a change in the time of settlement/payment of an Award.  No provision of the Plan or amendment to the Plan may permit the acceleration or deferral of payments under the Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

7.            In the event of a termination of the Plan, no payments to U.S. Taxpayers shall be made, except on the schedule permitted by Section 409A.

8.            All provisions of the Plan shall continue to apply to the U.S. Taxpayer to the extent they have not been specifically modified by this Schedule “A”. In regard to a U.S. Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409A.  Notwithstanding the foregoing, neither the Corporation nor any of its employees or directors make any representation as to the tax treatment of Share Units awarded under the Plan, including compliance with Section 409A.  U.S. Taxpayers remain solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such U.S. Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A).

SCHEDULE B

TITAN MEDICAL INC. SHARE UNIT PLAN
(the “Plan”)

DIRECTOR ELECTION FORM FOR NON-U.S. PARTICIPANTS

1.	Election Regarding Restricted Share Units

I hereby elect to receive Restricted Share Units under the Plan in respect of my Cash Compensation to be paid to me as follows:

☐	__________ $ of my Cash Compensation is to be credited to me in the form of Restricted Share Units.

- OR -

☐	__________% of my Cash Compensation is to be credited to me in the form of Restricted Share Units.

- OR -

☐	I hereby elect NOT to receive Restricted Share Units under the Plan in respect of my Cash Compensation.

I understand that:

(a)	All capitalized terms shall have the meanings attributed to them under the Plan.

(b)	This Election Form, once submitted is irrevocable.

(c)	This Election Form will apply to all Cash Compensation earned after December 31, 2020 unless a new election form with respect to Restricted Share Units awarded under the Plan is completed and returned to the Corporation prior to the respective Cash Compensation becoming due.

Eligible Director Signature

Eligible Director Name (please print)

Date

SCHEDULE C

TITAN MEDICAL INC.
 SHARE UNIT PLAN

DIRECTOR ELECTION FORM FOR U.S. PARTICIPANTS

The Board of Directors (the “Board”) of Titan Medical, Inc. (“Titan”) has resolved (i) to amend the Titan Medical Inc. Share Unit Plan (the “Plan”), to permit the award of Share Units to members of the Board, including non-employee directors; (ii) to pay a portion of annual director fees in Share Units (the “Non-Elective Share Units”), and a portion in cash (the “Cash Compensation”); and (iii) permit directors to elect instead to receive some or all of their Cash Compensation in Share Units (the “Elective Share Units”).  In addition, directors may be permitted to elect the year of settlement of Share Units awarded to them, provided such election is made in accordance with the requirements of Section 409A of the U.S Internal Revenue Code of 1986, as amended (the “Code”), including the required timing of such an election.

I.	Election For Restricted Share Units in Lieu of Cash Compensation

I hereby elect to receive Restricted Share Units under the Plan in respect of my Cash Compensation to be paid to me as follows:

☐	__________$ of my Cash Compensation is to be credited to me in the form of Restricted Share Units.

- OR -

☐	__________% of my Cash Compensation is to be credited to me in the form of Restricted Share Units.

- OR -

☐	I hereby elect NOT to receive Restricted Share Units under the Plan in respect of my Cash Compensation.

I understand that this election is irrevocable with respect to Cash Compensation earned in 2021.  Further, this election will apply to all Cash Compensation earned after December 31, 2020 unless a new election form with respect to Share Units awarded in 2022 or later years is completed and return to Titan on or before December 31st of the year prior to the calendar year in which the services giving rise to the Cash Compensation that is the subject of the new election are performed.

II.	Settlement/Payment Date Election
A.
General Rule Absent an Election:  Unless I specify in Section II.B. below a designated calendar year, the RSUs attributable to Elective Share Units and Non-Elective Share Units awarded to me in 2021 and thereafter will be settled/paid on the earliest of my death, my separation from service and (i) for Non-Elective Share Units, the calendar year immediately following the year in which the Non-Elective Share Units become vested, and (ii) for Elective Share Units, the second calendar year beginning after the year in which the Elective Share Units were earned.

B.
Settlement/Payment Year Election.  Instead of the general rule above, I elect to have the Share Units awarded to me in 2021 and thereafter settled/paid on the earliest of: my death, my separation from service and the calendar year selected below (check only one below):

☐	the first calendar year beginning after the year in which the Share Units are, or become, vested; or

☐	the second calendar year beginning after the year in which the Share Units are, or become, vested; or

☐	the third calendar year beginning after the year in which the Share Units are, or become, vested; or

☐	the fourth calendar year beginning after the year in which the Share Units are, or become, vested.

I understand that this election is irrevocable with respect to RSUs awarded in 2021.  Further, this election will apply to all RSUs awarded after December 31, 2020 unless a new election form with respect to Share Units awarded in 2022 or later years is completed and returned to Titan on or before December 31st of the year prior to the calendar year in which the services giving rise to the Share Units that are the subject of the new election are performed.

I confirm and acknowledge that this Director Election Form must be received by Titan no later than December 31, 2020.

I have received and reviewed a copy of the Plan and agree to be bound its terms.  As a U.S. Participant, my Share Units shall be governed by this Election and the Plan, including Schedule A thereto which contains terms and conditions intended to cause Share Units awarded to me to comply with Internal Revenue Code Section 409A. I understand that Schedule A is part of the Plan, and references to the Plan shall include Schedule A.

[Signature Page Follows]

Eligible Director Signature

Eligible Director Name (please print)

Date

SCHEDULE D

TITAN MEDICAL INC.

SHARE UNIT PLAN

NOTICE OF EXERCISE FOR DIRECTORS

Capitalized terms shall have the meanings attributed to them under the Titan Medical Inc. Share Unit Plan (the “Plan”).

I, _______________________________, hereby elect to exercise Share Units credited to my account as of the Exercise Date (designated by me below), subject to any arrangements that I must make to satisfy all Applicable Withholding Taxes.

Eligible Director Name (please print)	Date of Election

Eligible Director Signature	Designated Exercise Date

I have read and I understand the terms of the Plan. I particularly understand that:

1.	The Exercise Date cannot be later than the Exercise Deadline.
2.	This election cannot be made by a U.S. Participant.